March 13, 2025

Javier Alvarez-Cienfuegos
Corporate Counsel
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Calle Azul, 4
28050 Madrid
Spain

       Re: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
           Amendment No. 3 to the Form F-4 filed February 27, 2025 File No. 333-281111
Dear Javier Alvarez-Cienfuegos:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to the Form F-4 filed February 27, 2025
Antitrust Authorizations, page 27

1. We reissue in part prior comment 2 in our letter dated November 5, 2024. We note that your response states that the CNMV will not permit BBVA to commence the acceptance period until the Spanish antitrust authorities and, if applicable, the Council of Ministers, issue a decision with respect to the economic concentration resulting from completion of the exchange offer. However, the revised disclosure appears to indicate that the exchange offer could commence while this decision is still pending.
       For example, the disclosure on page 103 indicates that BBVA    may, at
its discretion,
       waive the [offer] condition to obtain the authorization of the CNMC or withdraw the exchange offer. BBVA will promptly evaluate the expected consequences of any such conditions [imposed by the CNMC] to determine whether to continue with completion of or withdraw the exchange offer, and publicly announce its March 13, 2025
Page 2

       decision.    This disclosure appears to contradict your response. Please revise, here and
       throughout the prospectus, to clarify this point. As discussed with your counsel, if the exchange offer may commence or close before receipt of antitrust and other governmental approvals, including review by the Spanish Council of Ministers (if applicable), we will likely have additional comments regarding the contemplated structure of the exchange offer.
Conditions to Completion of the Exchange Offer, page 100

2. We reissue in part prior comment 7 in our letter dated November 5, 2024. We note the revised disclosure on page 125 that "the merger of CaixaBank and Bankia and the merger of Unicaja Banco and Liberbank" are two examples of where the Spanish
       Minister of Economy, Trade and Business has authorized a merger following the acquisition of control of a credit institution. Please revise to provide more detail about these precedent transactions considered by BBVA, such as the date of the related authorization by the Spanish Minister of Economy, Trade and Business and whether such transactions involved a hostile tender offer.
Squeeze-out and Merger, page 123

3. We reissue prior comment 8 in our letter dated November 5, 2024. We note your response that BBVA is "unable to specify the market conditions or other circumstances that would result in the Company not pursuing a merger after
       completion of the exchange offer." Please revise to specify the factors that BBVA will consider in evaluating whether such currently unknown market conditions or other circumstances make it "inadvisable to carry out such merger process." General

4. We reissue in part prior comment 11 in our letter dated November 5, 2024. We note the new risk factor on page 45 entitled 'If the exchange offer is completed and the intended merger is not consummated, BBVA will be Banco Sabadell's majority shareholder and its interests may differ from the interests of other shareholders of
       Banco Sabadell.' Please revise to clarify that minority shareholders of Banco Sabadell will have little ability to influence the direction of Banco Sabadell following completion of the exchange offer.
5.     See our last comment above. We note the disclosure on page 130 regarding
BBVA
       respecting the interests of minority shareholders of Banco Sabadell following the exchange offer. Please revise to describe the rights of minority shareholders under applicable Spanish law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 March 13, 2025
Page 3

        Please contact Shane Callaghan at 202-551-6799, Todd Schiffman at 202-551-3491 or
Christian Windsor at 202-551-3419 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance